Northern Trust Corporation (Northern Trust) is in receipt of the Securities and Exchange Commission staff’s comment letter, dated May 31, 2013, on Northern Trust’s 2012 Form 10-K and first quarter 2013 Form 10-Q, File No. 000-05965. Northern Trust expects to provide responses to the staff’s comments no later than June 28, 2013. Regarding the staff’s comment number four, Northern Trust expects to revise its future filings to include the requested analysis of the components of the statements of cash flows effective with the quarter ending September 30, 2013. This will provide the time necessary to properly analyze both the current and prior year period components of the statements of cash flows and ensure a fulsome and meaningful discussion for Northern Trust’s shareholders and other users of Northern Trust’s financial statements. Northern Trust will promptly provide notification to the staff with a revised response date should we anticipate requiring additional time to fully respond to the staff’s comments.

Should you have any questions, please contact me at (312) 444-7220 or via e-mail at john_atkins@ntrs.com.

John T. Atkins

Senior Vice President

Corporate Financial Reporting